[MILLER & MARTIN PLLC LETTERHEAD]

August 7, 2006

Via EDGAR

Mr. Jonathan E. Gottlieb

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-4561

Re:

Cornerstone Ministries Investments, Inc. -
Form SB-2
File No. 333-131861

Dear Mr. Gottlieb:

This letter amends and replaces my letter to you dated July 31, 2006.  We have received your letter dated July 21, 2006 requesting that we identify the respective indenture and registration statement that relate to the Series C, F and G offerings by Cornerstone Ministries Investments.  The following text provides the requested information.

Series C:

The Series C securities were issued pursuant to the Trust Indenture dated December 1999 originally between Cornerstone Ministries Investments and American Securities Transfer and Trust.1  The securities were issued pursuant to the Form SB-2 originally filed by the company on December 14, 2001 (File No. 333-75152).  The indenture was included in this registration statement as exhibit 4.4 through incorporation by reference to the Form SB-2 originally filed by the company December 23, 1999 (File No. 333-93475).

Series F:

The Series F securities were issued and are outstanding pursuant to the Trust Indenture dated April 29, 2003 between Cornerstone Ministries Investments and Trinity Trust Company.

The indenture can be found as exhibit 4.3 to the Form SB-2 filed by the company on April 29, 2003 (File No. 333-104810).  This indenture was originally entered into in connection with the company’s Series E offering.  Section 9.06 of the indenture provides that the company may issue additional securities under the indenture so long as the additional securities are of equal standing and priority with all other securities issued under the indenture and the company is not in default.  The additional securities must be issued pursuant to a resolution adopted by the company’s board and a supplement to the indenture.  Accordingly, the company and the trustee executed the First Supplement to Trust Indenture on November 1, 2004 establishing the Series F securities.

The Series F securities were issued pursuant to the company’s Form SB-2 filed on August 27, 2004 (File No. 333-118613).  This registration statement incorporated the April 29, 2003 indenture by reference.  Therefore, the indenture was included in the registration statement.

Series G:

The Series G securities were originally proposed to be issued pursuant to the April 29, 2003 indenture (i.e., the same indenture referenced in the Series F discussion above).  Although we believe that this is permissible pursuant to the terms of the indenture and securities laws (see analysis below), the company and the trustee have decided to enter into a new indenture that specifically covers the Series G securities.  The primary reasons for creating a new indenture for the Series G securities are to facilitate the effectiveness of the current registration statement and to update certain provisions in the indenture (none of such provisions affect any required provisions in the Trust Indenture Act).  The company is currently negotiating a new indenture with the trustee and expects to file it with a new amendment to the registration statement within the next few days.

The securities will be issued pursuant to the company’s Form SB-2 originally filed on February 15, 2006 (File No. 333-131861) and subsequently amended on April 7, 2006, May 22, 2006 and June 15, 2006.  As noted above, the company expects to file another amendment in the next few days that includes a new indenture that specifically covers the Series G securities.

*********

To the extent that any indentures were from prior registration statements, you have also asked that we provide our analysis as to whether or not the related offerings constitute delayed offerings.  The Series C and F offerings were made pursuant to indentures from prior registration statements.  Because each offering commenced promptly upon the effectiveness of the related registration statement and was made on a continuous basis, we do not believe that the offerings constituted delayed offerings.  We believe that the hallmark of a delayed offering is that there is no present intention to offer the securities at the time that the registration statement becomes effective.  This is not the case with either the Series C or F offerings as the company promptly began to offer the securities as soon as the registration statements were declared effective and offered them continuously until the offerings terminated.

We recognize that the indentures for the Series C and Series F offerings were entered into in connection with earlier offerings.  However, in analyzing whether an offering is a delayed offering under Rule 415 of the Securities Act, we believe that it is the registration statement that should be considered and not the indenture under which the securities are issued.  We do not believe that the indenture constitutes an offering of securities as it is merely a contract between the trustee and the company that sets forth the terms under which securities may be issued.  Rather, the respective registration statements cover the offerings.

With respect to both the Series C and Series F offerings, the indenture was included in the respective registration statement (through incorporation by reference).  We have researched applicable securities laws and found no reason that would prevent the incorporation of an indenture by reference to a prior filing.2  In fact, with certain exceptions that are not applicable, Rule 411(c) of the Securities Act specifically provides that any document filed with the Commission pursuant to any Act administered by the Commission may by incorporated by reference as an exhibit to any registration statement.  When a document is incorporated by reference into a registration statement it should be treated as if it was originally filed in the registration statement.

Section 309(a) of the Trust Indenture Act provides that the indenture under which a security has been or is to be issued shall be deemed to have been qualified when registration becomes effective as to such security.  As explained in the preceding paragraph, we believe that the indenture covering the Series F and G securities should be treated as if it was originally filed in the registration statements covering those offerings.  Therefore, we believe that the indenture was qualified (or perhaps, “requalified”) under Section 309 when the registration statement covering the respective Series became effective.  For these reasons, we believe that each offering was made pursuant to an indenture that was qualified upon the effectiveness of the related registration statement.

*********

As we have discussed, the company is very anxious to commence the proposed Series G offering as it needs this financing to properly run its business.  Further delays would harm existing shareholders as it would force the company to maintain cash to pay off bonds that will soon be maturing (as opposed to investing the cash in more profitable loans and other investments).  Therefore, we would very much appreciate any assistance we could get from the Commission in taking the existing registration statement effective as quickly as possible once it is re-filed in the next few days.  If the Commission continues to have concerns regarding the company’s prior debt offerings, the company commits to work with the Commission and its staff after the effectiveness of the current registration statement to resolve these issues.

Please feel free to call me at (404) 962-6442 if you have any questions regarding the information provided above.  Again, the company looks forward to resolving these issues as quickly as possible and will cooperate in any manner to achieve this objective.  Thank you for your consideration.

Sincerely,

/s/ Michael P. Marshall, Jr.

Michael P. Marshall, Jr.

MPM:eh

Enclosures

cc:

John T. Ottinger

Footnotes

1 In late 2000 Regions Bank succeeded American Transfer and Trust.  Regions and Cornerstone revised the form of indenture on January 29, 2002 to reflect administrative and format preferences suggested by Regions and its counsel.  There were no material changes to any substantive provisions.  Specifically, the revision did not amend any of the required provisions under the Trust Indenture Act.  The revised form of indenture can be found as exhibit 4.4 to post effective amendment no. 1 to the company’s Form SB-2 filed February 1, 2002 (File No. 333-75152).  In 2005, Trinity Trust Company succeeded Regions as trustee.

2 By contrast, we recognize that the SEC, in its telephone interpretations, has made it clear that a Form T-1 cannot be incorporated by reference to a prior filing since it requires current information.  We also acknowledge that the registration statement for the Series F securities did not contain an updated Form T-1 as it should have.  We are prepared to add risk factor disclosure to the current registration statement regarding this omission and, for that matter, cooperate with the SEC in any other manner to resolve this issue.  We note that there was an eligible trustee at the time the Series F registration statement was declared effective.  Therefore, we believe the omission of a Form T-1 was a technical rather than a substantive defect.